UCAP SECURITIES LLC

FINANCIAL STATEMENT

For the Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UCAP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Floor 38
(No. and Street)

New York	**NY**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wasitowski **646-809-3600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe J Chalmers CPA, PC
(Name – *if individual, state last, first, middle name*)

2 Hartsdale St.	**St. James**	**NY**	**11780**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Wasitowski** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

UCAP Securities LLC _____, as

of **December 31** _____, 20 **19** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None
_____

_____

_____

AXEL HERNANDEZ
Notary Public, State of New York
No. 01HE6366883
Qualified in Queens County
Commission Expires 11/06/2021

_____
Signature

CCO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Changes in Financial Condition.

☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UCAP SECURITIES LLC

FINANCIAL STATEMENT
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

To the Member of
UCAP Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of UCAP Securities LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB") and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. I believe that my audit provides a reasonable basis for my opinion.

Monroe J Chalmers CPA PC

February 27, 2020
St James, New York

I have served as UCAP Securities LLC 's auditor since 2017

UCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash (including restricted cash of $116,025)	$	180,969
Cash with clearing broker		271,579
Accounts receivable		18,668
Commission advance		16,048
Due from affiliates		77,157
Prepaid expenses		7,417
Right-of-use asset		793,263
Fixed assets at cost, net of accumulated depreciation of $33,569		8,602
Total assets	$	1,373,703

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	126,711
Lease liability		793,263
Deferred rent liability		58,316
Total liabilities		978,290
Member's equity		395,413
Total liabilities and member's equity	$	1,373,703

The accompanying notes are an integral part of these financial statements.

UCAP SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

Note 1 - Organization and nature of business

UCAP Securities LLC (the "Company"), a limited liability company, was organized in the State of Delaware for the purpose of doing business in the State of New York and the State of Florida. The Company is a wholly-owned subsidiary of UnionCapital Group USA LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in business as a securities broker-dealer. All transactions for the Company's customers are cleared through clearing broker-dealers on a fully disclosed basis.

Note 2 - Significant accounting policies

Revenue recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Advisory and referral fees are recognized as earned based on the terms of the contracts.

Recent Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A leasee will be required to recognized on the balance sheet, the assets and liabilities for lease terms of more than 12 months. This change was applied prospectively from January 1, 2019 and there was no impact on our previously presented results. The adoption of the new lease standard resulted in no change to beginning member's equity.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	3 years

Depreciation expense for the year ended December 31, 2019 was $14,057.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through February 27, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

Going Concern

During the year ended December 31, 2019 the Company had a net loss of $406,705 and negative cash flow from operating activities of approximately $381,610. The Company's operating deficit during 2019 was funded by capital contributions from the Parent totaling $383,000. The Company expects that it will require additional capital contributions from the Parent to support its operations for the year ended December 31, 2020, and the Parent stated it will continue to provide such support to the Company for the foreseeable future. Having considered this information and the Parent's ability to continue to support the Company's operations, management continues using the going concern basis in preparing the Company's financial statements, which assumes that the Company will continue in operation for the foreseeable future.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2019.

Note 4 - Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2019.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $151,496 which was $139,161 in excess of its required net capital of $12,335. The Company's aggregate indebtedness to net capital was 1.22 to 1.

Note 6 - Commitments

On November 20, 2018, the Company entered into a lease agreement for its New York City office space commencing on December 1, 2018 and terminating February 29, 2024. Rent, including tenant charges, on this lease for 2019 totaled $247,551. During 2019 the Company sublet portions of this office space to UCAP Asset Management, LLC (an affiliate company) and two unrelated entities, on a month to month basis, for $87,066 and $82,737, respectively, which amount to a net rent expense of $77,748. The future minimum base payments under the remaining lease terms as of December 31, 2019 are as follows:

Year Ending December 31	
2020	236,884
2021	242,806
2022	248,877
2023	255,099
Thereafter	42,690
	$1,026,356

In addition, the Company was required to maintain a CD as a security deposit in the amount of $116,025. This amount is included in cash as restricted cash. The Company has recorded the present value of future lease payments on the statement of financial condition as a lease liability and right-of-use asset of $793,263.

Note 7 – Financial instruments with off balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 8 – Related party transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Parent and an affiliate. Pursuant to the agreement, the Parent provides administrative, occupancy and other management and back-office services to the Company and the Company sublet a portion of its' NYC office space to this affiliate (See note 6). For the year ended December 31, 2019, charges for these services provided by the Parent totaled $125,209, which includes Florida office rent of $63,433.

As of December 31, 2019, $61,469 and $15,663 were due from the Parent and the Affiliate, respectively, as stated on the statement of financial condition. Due from Parent and affiliate, are due on demand and noninterest-bearing.

Note 9 – Income taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the parent on its respective tax returns. Accordingly, no provision for federal or state income taxes are recorded in the financial statements of the Company as of December 31, 2019. The Company is subject to New York City unincorporated business tax.

Uncertain tax positions - The Company adopted the provisions of "Accounting for Uncertainty in Income Taxes" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under Accounting for Uncertainty in Income Taxes, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2019, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

Note 10 - Clearing broker

The Company has entered into a Fully Disclosed Clearing Agreement with INTL FCStone Financial Inc. ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. At December 31, 2019, the amount due from the Clearing Broker was $271,579, as stated in the statement of financial condition, which includes a deposit of $100,000 at December 31, 2019.